UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2025 Annual General Meeting of Shareholders of mF International Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), the Company hereby furnishes the following documents: (i) Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated May 8, 2025; and (ii) Form of Proxy Card.

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated May 8, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: May 8, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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